Cumulative Supplement to Prospectus dated July 10, 2000,
                           as amended August 14, 2000


                                 FX ENERGY, INC.

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    This cumulative supplement is a part of and should be read in conjunction with our prospectus dated July 10, 2000, as amended August 14, 2000.
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September 12, 2000

         The Mieszkow 1 well is currently drilling in the Fences project area in western Poland. The well is planned to test the 3-D seismic defined Mieszkow structure at a target depth of approximately 3,000 meters. We own a 49% interest in the Fences project area which POGC operates and has a 51% interest.

         The Mieszkow 1 is the second well to be drilled under an agreement with POGC signed earlier this year. The Mieszkow structure lies along the same Permian age Rotliegendes trend as FX Energy's successful Kleka 11 discovery well in the Kleka East structure. The Kleka 11 is currently awaiting pipeline connection with production planned to begin later this year.

August 31, 2000

         We have determined that our Kleka 11 well on the Kleka East structure in the Fences project area is commercial. It is scheduled to commence production in November 2000. Our operating partner POGC has agreed to allow its pipeline right-of-way and its Radlin field production facility to be used for the Kleka 11 hookup, significantly reducing the time required to connect to POGC's gas pipeline grid. The Kleka 11 well is located in the Fences project area in western Poland, two kilometers southeast of POGC's Kleka field. We hold a 49% interest and POGC holds 51%. A determination of the best location for a second well to efficiently drain the Kleka East structure will be made after several months of production from the Kleka 11 well.

         We and POGC have also agreed to begin drilling the Mieszkow structure in about two weeks and the Kleka North structure in about two months. The Kleka North structure is approximately one kilometer north of POGC's producing Kleka field. Kleka North and Mieszkow are on previously undrilled 3-D defined structures.

         We and POGC are also acquiring 3-D seismic on two other leads in the Fences project area, Zaniemysl and Donatowo, in anticipation of drilling in the first half of 2001.

         Our Fences project area is being explored and developed under an agreement with POGC. Terms of the agreement call for us to spend $16.0 million to drill at least five wells and acquire 3-D seismic over leads already identified by POGC. The 300,000 acre Fences project area in western Poland is in the region where over 80% of POGC's natural gas reserves are located. In and near the Fences project area in western Poland, POGC has discovered ten fields with approximately 1.3 Tcf of reserves in the Rotliegendes trend and the Reef trend. Our operations with POGC will apply the two models POGC developed and refined to test several 3-D defined structures in the same Rotliegendes and Reef trends within the Fences project area.

    The date of this cumulative prospectus supplement is September 14, 2000.

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         The Wilga 4 (sometimes referred to as the Wilga 255-4K) well was plugged and abandoned as a dry hole. Although the drilling rig has been released, further evaluations will continue to verify if sufficient reserves have been developed by the Wilga 2 (sometimes referred to as the Wilga 255-2) to warrant commercial development. The Wilga 2 tested at a combined rate of 16.9 million cubic feet of gas and 570 barrels of condensate per day from three separate zones in the Carboniferous. An extended flow test of one zone in the Wilga 2 is under consideration to verify commerciality for a development project. In order to perform this test, a workover rig will be required to perform the necessary procedures.

         The Wilga 4 confirmed the presence of reservoir quality rock in an easterly direction from the discovery location as well as providing new information on structural dip of the Carboniferous intervals. Geologic mapping will be revised to reflect this new data as well as evaluate independent closures on trend with the original Wilga discovery.

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